Interim Financial Report for the six months ended September 30, 2003	[CAE logo]
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Second Quarter Report

Report to Shareholders Second Quarter Results

The second quarter of fiscal '04 was essentially an extension of the first, with similar earnings and revenue being the product of similar factors: strong pricing pressures and weak demand in commercial aerospace markets, increased pension and long term compensation costs and the negative impact of a weakening US dollar and surging Canadian dollar on all three businesses. Earnings for both quarters were $15.1 million, while revenue grew $3 million from the first quarter to $246 million. However, we arrived at the same result through slightly different routes. Operating income generated by the three business units during the second quarter was higher than in the prior three months (though still below the levels of the prior year), but the benefits were offset somewhat by a three-fold increase in tax expense.

Nevertheless, we remain profitable; we are essentially on plan save for foreign exchange impacts; and we believe that the worst in commercial aerospace is over.

The issuance of new equity and the sale/leaseback of five additional simulators during the second quarter mean that we enter the second half of the year having already achieved a primary objective for the year as a whole the significant strengthening of our balance sheet. As at June 30, we have reduced our net debt by 40% since last December 31 to $550 million.

As shareholders know, the essence of our strategy since 2000 has been to transform CAE from a manufacturer of flight simulators to a provider of integrated training solutions, while augmenting our ability to serve the key US defence market. Our goal was to build a second engine of growth to our Civil business, by adding training to a thriving manufacturing arm. As we all know, what has happened since 9/11 is that our training business has grown as our simulator sales shrank, with the weak demand in the aftermath of 9/11 exacerbated by a weakening US dollar.

Fortunately, orders for new full flight simulators strengthened during the second quarter. In fact, we have now secured the same number of competed FFS orders (11) in the first seven months of this fiscal year as were won all last year. In particular, we believe that the A380 orders from Airbus were strategically signifi- cant, as they involve prototype simulators for the world's largest, new aircraft. The agreement also includes a series of CAE Simfinity™ offerings underscoring the importance of our lead in web-based training products.

During the second quarter, our training business continued to grow despite pricing pressures and the expected seasonal decline in commercial pilot training during the summer. Training accounted for 60% of Civil's total revenue in the first half, as compared to approximately 50% in the prior year. We believe that the conclusion of a joint venture with Iberia Airlines that consolidates our respective Spanish-based training facilities could serve as a model for similar "outsourcing" ventures with other major airlines. As well, the new long-term training agreement with Aeroflot represents a solid entry point into the growing Russian aviation market, while providing further proof of the advantages of our cooperation agreement with Airbus.

We were obviously disappointed by the decision on the US Army's Flight School XXI (FSXXI) contract, given that our bid was US$159 million lower than the winning "All-American" consortium. We have now launched a formal appeal, with a decision expected early in the next calendar year. The impact will be negligible on our current year performance. Rather, the outcome represents a lost source of future growth that would have enabled us to increase our Montreal workforce next year.

The US market is and will continue to be a major focus for Military's marketing efforts. CAE has won contracts before in this key market and we expect to win more in the future. Since the FSXXI decision, we have already secured important new contracts involving the US Army Special Operations Forces and US Air Force C-130J transport aircraft. However, politics is a fact of life in defence trade; and we are mindful of the current American political environment in the run-up to a Presidential election. Our status as a qualified prime contractor gives us the flexibility to compete as a prime or to team with appropriate American partners, based on our assessment of the best tactics in each opportunity. Meanwhile, our Military unit will continue to seek success in other markets around the globe, as well.

We expect an improved financial performance in the second half of the year in an improving civil aviation market. Civil will see financial benefits from the recently secured equipment orders, while its training business will benefit from the Iberia joint venture and other recently installed simulators, as well as from increased utilization of the training base following the seasonal summer slowdown. We also expect new orders from Military, as well as a stronger financial performance generated primarily through work on existing contracts. Marine is also expected to deliver a better second half. At the same time, we are determined to maintain a disciplined spending approach that contains both operating costs and capital expenditures. Year-to-date capital expenditures stands at $58.7 million compared to $130.9 million in the first half last year.

Our goal is to realize more of our full potential, especially as the recovery in the civil aviation market takes hold, knowing that the creation of sustained value for shareholders involves not only providing goods and services of value to customers, but doing so on a profitable basis.

[ SIGNATURE ]
D.H. Burney
President and Chief Executive Officer

Management's Discussion and Analysis Six months ending September 30, 2003

Management's Discussion and Analysis (MD&A) of the second quarter of fiscal 2004 financial results focuses on the core businesses of CAE Inc. (CAE): Civil Simulation and Training (Civil), Military Simulation and Training (Military) and Marine Controls (Marine). The MD&A, which includes a review of the operations of each business segment and the financial condition of CAE, is intended to assist in the understanding and assessment of significant trends, risks and uncertainties related to the results of operations for each business segment and should be read in conjunction with the unaudited financial statements contained on pages 14 to 27, as well as with the MD&A and the Consolidated Financial Statements and Notes included in CAE's annual report for the year ended March 31, 2003, which is available at www.cae.com or from CAE directly. All dollar amounts referred to herein are Canadian dollars, unless otherwise specified.

This MD&A contains forward-looking statements with respect to CAE and the operations of each business segment based on assumptions, which CAE considers reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE, may ultimately prove to be incorrect.

As described in the Business Risk and Uncertainties section included in CAE's annual report for the year ended March 31, 2003, numerous factors could cause our results to differ materially from those in the forward-looking statements, including, amongst other factors: the purchase and timing of delivery of new aircraft and vessels by and to civil, military and marine customers; reduced defense spending by governments; rising costs, especially in connection with fixed-price contracts; the effectiveness of our research and development program and our ability to develop new products and features in a timely manner; a lack of success in bidding for competed contracts; changes in regulatory requirements; difficulties in executing our business strategy; and general political, economic and financial conditions in the markets in which we operate.

This MD&A provides comments as to how the impact of the appreciation of the Canadian dollar against other currencies affected the Company's results in the second quarter and for the year to date for fiscal 2004 as compared to fiscal 2003. The Company believes that this is useful supplemental information as it provides an indication of performance excluding such appreciation. Readers should be cautioned however that this information should not be confused with or used as an alternate for performance determined in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

Unless otherwise mentioned in this MD&A, the Outlooks provided in CAE's annual MD&A, included in its annual report for the year ended March 31, 2003, remain unchanged.

Summary of Consolidated Results Continuing Operations

Earnings from Continuing Operations
Consolidated earnings from continuing operations for the quarter ended September 30, 2003, were $15.1 million or 7 cents per share compared to $23.3 million or 11 cents per share reported in the second quarter of fiscal 2003. Year-to-date consolidated earnings from continued operations amounted to $30.2 million or 14 cents per share compared to $60.6 million or 28 cents per share reported in the same period last year. These decreases were attributable to lower operating earnings across all segments.

The operating earnings of all business segments, this year as compared to last year, were impacted by the stronger Canadian dollar relative to the U.S. dollar, and by higher costs for long-term incentive compensation and for pensions. In addition, the Civil business segment was affected by lower selling prices for the sale of equipment, and the accounting impact from sale and leaseback financing (whereby the rental payments, including an interest component, under operating leases are included in determining operating earnings). The Military segment results were impacted by the mix of contracts, which included less mature, lower margin contracts compared to a year ago, and higher bid and proposal activity in connection with several potential contract opportunities. The Marine segment's operating earnings were lower mainly due to foreign currency impacts and delays on certain programs.

The increase in pension expense was caused by a change to CAE's pension assumptions for the return on plan assets for its defined benefit pension plans from 9.0% to 6.5%. The Company also began expensing its stock options using the fair value method on April 1, 2003, and bore higher costs from outstanding deferred share units issued under its executive long term incentive compensation program.

The decline in operating results was offset by lower interest and income tax expenses. Interest expense for the quarter of $6.7 million was well below the $9.1 million incurred last year and for the six month period the expense totaled $13.9 million versus $16.9 million last year. The lower income tax expense resulted from a lower tax rate of 27% in the second quarter, and 19% year to date, compared to 32% for the quarter and year to date in fiscal 2003. The decrease in income tax expense reflects CAE's evolving geographical structure, and from the benefit of recognizing tax loss carry-forwards in Australia in the first quarter of this fiscal year.

Revenue
Consolidated revenue for the second quarter of $246.1 million was 2% lower than the $252.3 million generated in the prior year for the same period. Year-to-date revenue reached $489.0 million, 7% lower than the same period last year. Excluding the foreign currency impact, revenue for the quarter would have been $264.8 million, an increase of 8% over the second quarter of fiscal 2003, and $528.5 million for the first six months, consistent with the amount reported in fiscal 2003.

Discontinued Operations
During the quarter, CAE completed the sale of its remaining Cleaning Technology business, CAE Alpheus Inc., located in Rancho Cucamonga, California.

Net Earnings
Consolidated net earnings of $15.1 million for the quarter compared to $23.3 million last year. Year to date consolidated net earnings amounted to $28.3 million compared to $60.6 million last year.

Cash Flow
CAE's net debt, defined as long-term debt less cash and short-term investments, decreased by $232.1 million during the second quarter, and by $241.9 million year to date, to $549.8 million as at September 30, 2003. This reduction in net debt is attributable to the completion of a common share issuance on September 30, 2003, whereby CAE issued 26.6 million common shares at $6.58 under a bought deal which raised approximately $168 million after fees and expenses, and to the receipt of $94.0 million from the sale and leaseback of 5 simulators on the same date. Capital expenditures this quarter amounted to $33.5 million, and $58.7 million for the first six months of fiscal 2004, which were well below the spending last year of $57.8 million and $130.9 million respectively for the quarter and year to date. The majority of the capital expenditures were for the completion of simulators installed at the various training centres last year and the addition of two more simulators so far this year.

Backlog
CAE's consolidated backlog at September 30, 2003, was $2.2 billion, the same level as at June 30, 2003.

Capital Resources and Liquidity

Committed bank lines at floating interest rates permit CAE to borrow funds directly for operating and general corporate purposes. The total available amount of committed bank lines at September 30, 2003 was $629.9 million of which 53% ($336.7 million) was utilized. At March 31, 2003, the total available amount was $872.8 million, of which 52% ($451.9 million) was utilized. During the quarter, the Company closed an equity financing as well as a sale and leaseback transaction for total net proceeds of $262.0 million. Substantially all of these proceeds were used to repay borrowings under the committed bank facilities.

The Company is in full compliance with all bank covenants at the end of the quarter. It also has the ability to borrow under non-committed operating lines in various currencies for up to $50.6 million, of which $42.7 million was drawn as at September 30, 2003. The availability is lower than the March 31, 2003, where it stood at $89.0 million, while the utilization of the non-committed overdraft facilities was slightly higher than the $41.3 million utilization.

As at September 30, 2003, CAE had long-term debt totaling $669.8 million. This compares to long-term debt of $811.4 million at March 31, 2003. At September 30, 2003, the short-term portion of the long-term debt was $11.4 million compared to $13.4 million at March 31, 2003.

CAE employs foreign exchange forward contracts to manage most of the exposures created when sales are made in foreign currencies. The amount and timing of the maturity of these forward contracts varies based on a number of project related factors, including milestone billings and the use of foreign materials and/or subcontractors. As at September 30, 2003, CAE had $115.2 million Canadian equivalent in forward contracts. The 11% increase in the nominal value of these contracts since March 31, 2003 reflects the change in forecasted foreign currency needs for fiscal year 2004.

CAE also uses financial instruments to manage its exposure to changing interest rates and to adjust its mix of fixed and floating interest rate debt. In order to benefit from a favorable interest rate environment the mix of fixed rate versus floating rate debt on its long-term debt was 43% - 57% respectively as at September 30, 2003. The change in this mix since March 31, 2003, where it stood at 38% - 62% respectively, is due mainly to the reduction in utilization of the committed bank facilities where the borrowings are all at floating rates. CAE had interest rate swaps converting mostly floating rate long-term debt into fixed rate term debt totaling $115.7 million.

In the normal course of business, CAE has issued letters of credit and performance guarantees for a total amount of $213.8 million at September 30, 2003, compared to $195.1 million at March 31, 2003.

Sale and Leaseback Transactions
During the second quarter of 2004, CAE sold and leased back five simulators for a net proceed of $94.0 million. The following is a summary at September 30, 2003 of the existing sale and leaseback transactions for simulators currently in service in Civil's training locations, accounted for as operating leases on the Company's financial statements:

(amounts in millions)	Fiscal Year	Number of Simulators	Lease Obligation	Initial Term (Years)	Imputed Interest Rate	Deferred Gain	Residual Value Guarantee
SimuFlite	2002/03	6	$ 78.2	12	5.6%	2.4	-
SimuFlite	2004	5	126.8	20	5.5%	6.1	-
Toronto Training Centre	2002	2	50.2	21	6.4%	17.5	9.2
Air Canada
Training Centre	2000	2	41.5	20	7.6%	15.6	8.3
Denver/Dallas
Training Centres	2003	5	108.2	20	5.0%	33.4	-
Amsterdam
Training Centre	2002	3	45.4	8	6.4%/9.8%	-	-
China Southern JV¹	2003	5	29.6	15	3.0%	-	-
Others	-	7	50.0	10	3.2%²/7.3%/ 10.1%	15.6	15.6
35			$ 529.9	90.6			33.1
Annual Lease Payments
Payments (upcoming 12 months)	$ 48.8

1 Joint venture in which CAE has a 49% interests. 2 Floating Rate Basis.

Civil Simulation and Training

CAE's Civil Simulation and Training business is a world leader in the design and production of commercial flight simulators, visual systems and a world-leading supplier of integrated aviation training solutions. As at September 30, 2003 CAE had an installed base of 92 full-flight simulators (FFS) (89 FFS as at March 31, 2003 and 68 FFS as at September 30, 2002) at 20 locations on four continents, making it the second largest independent training company in the world in each segment - business aircraft, regional jets and wide body aircraft. CAE also remains the leader in selling FFS.

Review of Operations
CAE signed a contract with Airbus for the development of the world's first A380 FFS. CAE will provide a complete range of training devices for the A380, including two FFS equipped with the CAE Tropos™ visual system and CAE Simfinity™ software licenses for desktop and laptop trainers. The first simulator will be sent to Airbus's Toulouse training center in early calendar 2005. The value of the contract is approximately $55 million. In addition, CAE and Airbus have joined forces to offer Airbus Corporate Jetliner ("ACJ") enhanced training courses. ACJ customers will now have access to training at 10 sites worldwide, including for the first time ever, four sites in North America. Both transactions reflect the tangible benefits derived from he Cooperation Agreement signed between CAE and Airbus in August 2002.

CAE has concluded a contract - valued at approximately $85 million at list prices - with JetBlue Airways ("JetBlue") for the manufacture of six FFS - four Airbus 320 and two Embaer 190. In addition, CAE has been selected as JetBlue's exclusive supplier for a period of 10 years and JetBlue has options to purchase 7 more simulators under the agreement.

CAE has been awarded $25.0 million of new aviation training business, based on expected simulator usage, for its training centres located in the Netherlands, Belgium and Spain.

CAE has become Air Transat's exclusive supplier of Airbus training after reaching a five-year $9.0 million deal with the charter airline to train its pilots in Montreal on an Airbus A310-200 FFS. Air Transat pilots also train at CAE's Toronto training centre on A320 and A330 FFS.

CAE has signed a contract worth approximately $4.0 million with Southwest Airlines for major systems upgrades to one of the airline's Boeing 737-300 FFS, and completed major upgrades for $7.0 million of three of Delta Air Lines' Boeing FFS.

CAE's Tropos™ visual system has been selected by Avions de Transport Regional (ATR), the European regional aircraft manufacturer, to upgrade two Thales-built ATR 42/72 FFS. The total value of the contract is approximately $3.0 million. The CAE Tropos™ system has also been selected by Airbus to be used for an engineering development simulator for both the new Airbus A400M military transport aircraft and the A380. This contract's value is approximately $10.0 million.

Financial Results

(amounts in millions, except operating margins)		Q2-2004	Q1-2004	Q4-2003	Q3-2003	Q2-2003
Revenue		$111.3	109.1	137.7	139.6	104.4
Operating earnings		$9.9	6.6	29.5	29.2	19.9
Operating margins	%	8.9	6.0	21.4	20.9	19.1
Backlog		$362.0	338.7	418.0	416.1	424.8

Revenue for the quarter of $111.3 million was 7% above last year's second quarter levels. Excluding the impact of foreign currency adjustments, revenue would have increased by 17%. The growth is attributable to training with the deployment of more simulators in the network, partially offset by lower revenue from equipment sales. Year-to-date revenues amounted to $220.4 million compared to $239.9 million for the same period last year. The shortfall is mostly attributable to foreign currency fluctuations.

Operating earnings for the quarter amounted to $9.9 million, 50% lower than in the second quarter last year. For the six month period, operating earnings were $16.5 million compared to $57.6 million last year. Both of these decreases are attributable to foreign currency fluctuations and lower prices, particularly for equipment sales. In addition, accounting for the sale and leaseback transactions for the quarter has reduced margins by 600 basis points in the quarter and 500 basis points for the six month period.

The backlog at the end of September increased to $362.0 million from $338.7 million at June 30, 2003.

Outlook
CAE and Iberia Airlines signed in October an agreement to form an aviation training joint venture, 80% owned by CAE, consolidating the assets of their respective training centers in Spain - CAE's in Alcala and Iberia's at the Barajas airport. First-year revenues are estimated at $30.0 million and are expected to increase thereafter, based on Iberia's expected growth and CAE's further development of third-party training opportunities. The agreement is expected to take effect on January 1, 2004.

CAE expects continuing growth in its Civil training business, having increased its installed base by 50% during fiscal 2003 from 59 FFS to 89 FFS, adding another 3 simulators so far this year, and factoring in the expected contributions from the agreement with Iberia Airlines previously noted. CAE remains the only integrated provider of a complete training solution including lower level training devices, courseware and curriculum, web-based training solutions and the most sophisticated FFS. As airlines' financial results continue to improve and parked airplanes return to service, CAE continues to expect a market recovery in 2005/2006.

On November 3, 2003, CAE also announced the sale of two FFS to U.S. Airways bring total sales of FFS announced to date to 11 out of 12 competed opportunities. The 11 sales equals the total number of FFS sold by CAE in all of fiscal 2003.

Military Simulation and Training

CAE's Military business is a premier designer and manufacturer of military flight and land-based simulation and training systems. Simulation equipment and training are developed for a variety of military aircraft, including helicopters, transport planes and fighter jets. CAE has an extensive product range covering many American and European weapon systems. The customer base is extensive as well, CAE having made sales to over 30 countries globally.

Review of Operations
During the quarter, CAE has signed with Bombardier Aerospace Defense Services a one-year $18.0 million contract extension to continue providing avionics upgrades, integrated logistics support, and data management services for Canada's CF-18 aircraft. CAE has been performing these services for the CF-18 fleet since 1986.

The U.S. Naval Air Systems (NAVAIR Orlando) has awarded CAE a one-year contract valued at $3.7 million to provide C-130 ground school and simulator training to US Navy Reserve aircrews. The contract includes options through 2008 that could bring the potential value to more than $17.0 million.

The Royal Netherlands Navy has awarded CAE a three-year contract extension to provide maintenance and logistics support for the Lynx full mission flight trainer. The value of this contract is more than $5.5 million.

CAE's Magnetic Anomaly Detection system has been selected for the Turkish navy's new CN235 aircraft and any additional maritime patrol aircraft procured by Turkey. The initial contract, awarded by prime contractor Thales Airborne Systems, is valued at more than $3.0 million. The contract includes options valued at an additional $4.0 million to be exercised when new aircraft are procured.

The Italian army has awarded CAE a $4.1 million contract extension for the delivery of a second CAE GESI command and staff training system and for the upgrade of the original system.

Financial Results

(amounts in millions, except operating margins)		Q2-2004	Q1-2004	Q4-2003	Q3-2003	Q2-2003
Revenue		$100.4	99.6	123.8	107.4	108.6
Operating earnings		$11.8	12.3	22.1	16.7	16.2
Operating margins	%	11.8	12.4	17.9	15.5	15.0
Backlog		$1,213.0	1,225.9	1,235.3	1,347.5	1,310.9

Revenue of $100.4 million for the quarter was 8% below last year's second quarter of $108.6 million. The shortfall is attributable to delays in contract awards and the completion of several equipment programs last year. Higher services revenue was realized this quarter, mainly from the Management and Support of Australian Defense Force Aerospace Simulator contract in Australia. On a year-over-year basis, during the quarter, foreign exchange fluctuations negatively impacted revenue by approximately $5.1 million.

Revenues for the first six months of fiscal 2004 amounted to $200.0 million, $14.6 million or 7% lower than last year for the same period due to foreign exchange impacts.

Operating earnings of $11.8 million this quarter were $4.4 million below last year. The decrease is attributable to lower revenue levels, combined with the completion last year of programs with high margins. In particular, the E3 AWACS program had generated in fiscal 2003 a bonus payment due to early delivery. Approximately 18% of the reduction relates to foreign currency fluctuations.

Year-to-date operating earnings amounted to $24.1 million, $10.7 million or 31% lower than the prior year. The decrease is a result of lower margins on the current mix of programs such as Merlin Update and Oman Lynx Simulators. Approximately 20% of the decrease in operating income is due to foreign exchange movements.

Backlog remained in excess of $1.2 billion.

Outlook
On September 26, 2003, CAE was informed by the U.S. Army procurement authorities that it had not been selected for the award of the Flight School XXI simulation training services contract. The US Army awarded the contract to an "All-American" consortium notwithstanding that its bid was approximately 16% higher than the bid of the CAE consortium. On October 7, CAE filed a formal protest with the U.S. General Accounting Office (GAO) regarding the U.S. Army's decision to award the Flight School XXI program to Computer Sciences Corporation. The GAO, which is the audit, evaluation, and investigative arm of the U.S. Congress, has 100 to 130 days to render a decision on the protest.

CAE continues its bidding activities for significant programs, including the United Kingdom's Advanced Vehicule Training System project and the Canadian Forces' CF-18 Advanced Distributed Combat Training System project and NH90 opportunities in Europe. Contract award decisions for these projects are expected before the end of CAE's current fiscal year.

Marine Controls

CAE's Marine Controls business is a world leader in the supply of automation and controls system for the naval and commercial market, having been selected for the provision of controls for more than 130 warships in 18 navies. The system monitors and controls the propulsion, electrical steering, ancillary, auxiliary and damage control systems. The business has moved beyond the supply of marine controls into the provision of naval training services through participation in the 30-year U.K. Royal Navy Astute Class Submarine Training program awarded in fiscal 2002 and submarine training in Canada. The business also designs and manufactures power plant training simulators.

Review of Operations
During the second quarter, CAE won a $16.0 million contract to supply the Indian Navy with integration and control systems for three of that Navy's new landing ships.

CAE has also been selected to supply electric plant control systems for the largest and most advanced warship in naval history, the Nimitz-class aircraft carrier USS George H.W. Bush (CVN 77), as well as for the U.S. Navy's latest LPD 17 class amphibious ship and the USS New York (LPD 21 class). The total value of these contracts is approximately $12.0 million.

Financial Results

(amounts in millions, except operating margins)		Q2-2004	Q1-2004	Q4-2003	Q3-2003	Q2-2003
Revenue		$34.4	34.2	50.7	43.3	39.3
Operating earnings		$5.6	4.9	8.9	9.3	7.2
Operating margins	%	16.3	14.3	17.6	21.5	18.3
Backlog		$618.2	612.5	628.5	677.0	685.5

Revenue for the quarter at $34.4 million was 12% lower than the same period last year. The decline was due to some major programs such as the Atomic Energy of Canada Limited's Cernavoda project nearing completion, partially offset by an increase in revenue from the Indian Navy P17 program. Excluding foreign exchange fluctuations, revenue would have amounted to $37.3 million.

Year-to-date revenue of $68.6 million has declined by $5.0 million compared to last year. This decline was mainly due to a negative foreign exchange impact of $5.7 million. From an operational standpoint, there was less revenue being generated from some projects which were nearing completion, offset by increased revenues from major projects such as the Northrup Grumman Type 45 ICR Controllers and the Canadian Department of National Defense's CPF CRT upgrade.

Operating earnings for the quarter of $5.6 million were $1.6 million below last year. The decrease was mostly attributable to foreign exchange fluctuations.

Year-to-date operating income amounted to $10.5 million, $3.1 million below the same period last year. The decline was entirely attributable to the negative foreign exchange impact.

Backlog remained above $600.0 million.

Outlook
With its significant installed base, the long-term training contract for the U.K. Astute Submarine and the possibilities of further options to build additional ships in several of the programs it is working on, the Marine business continues to be well positioned for growth in its markets.

A teaming agreement was signed during the quarter with the Italian shipbuilder Fincantieri, making CAE the latter's partner for automation and navigation systems. Fincantieri is one of the largest and most successful shipyards in Europe, with both Commercial and Military shipbuilding components.

Consolidated Balance Sheets
(amounts in millions of Canadian dollars)	as at September 30 2003	as at March 31 2003
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$ 115.1	$ 17.1
Short-term investments	4.9	2.6
Accounts receivable	319.1	373.1
Inventories	171.6	136.3
Prepaid expenses	29.2	14.0
Income taxes recoverable	32.7	25.7
Future income taxes	2.1	3.5
	674.7	572.3
Restricted Cash	13.2	14.4
Assets of discontinued operations (Note 3)	-	50.0
Property, plant and equipment, net	809.3	930.4
Future income taxes	84.6	85.7
Intangible assets	158.9	171.7
Goodwill	344.1	366.8
Other assets	166.1	165.2
	$2,250.9	$2,356.5

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 328.2	$ 413.3
Deposits on contracts	90.9	101.2
Long-term debt due within one year	11.4	13.4
Future income taxes	42.4	42.4
	472.9	570.3
Liabilities of discontinued operations (Note 3)	-	17.9
Long-term debt	658.4	798.0
Long-term liabilities	150.0	139.6
Future income taxes	73.0	80.5
	1,354.3	1,606.3

Shareholders' Equity
Capital stock (Note 4)	366.4	190.5
Contributed surplus (Note 1)	0.6	-
Retained earnings	541.2	531.2
Currency translation adjustment	(11.6)	28.5
	896.6	750.2
	$2,250.9	$2,356.5

Consolidated Statements of Earnings
	three months ended September 30		six months ended September 30
(amounts in millions of Canadian dollars, except per share amounts)	2003	2002	2003	2002
	(Unaudited)		(Unaudited)
Revenue
Civil Simulation and Training	$ 111.3	$ 104.4	$ 220.4	$ 239.9
Military Simulation and Training	100.4	108.6	200.0	214.6
Marine Controls	34.4	39.3	68.6	73.6
	$ 246.1	$ 252.3	$ 489.0	$ 528.1
Operating earnings
Civil Simulation and Training	$ 9.9	$ 19.9	$ 16.5	$ 57.6
Military Simulation and Training	11.8	16.2	24.1	34.8
Marine Controls	5.6	7.2	10.5	13.6
Earnings from continuing operations before interest and income taxes	27.3	43.3	51.1	106.0
Interest expense, net	6.7	9.1	13.9	16.9
Earnings from continuing operations before income taxes	20.6	34.2	37.2	89.1
Income taxes	5.5	10.9	7.0	28.5
Earnings from continuing operations	$ 15.1	$ 23.3	$ 30.2	$ 60.6
Results of discontinued operations (Note 3)	-	-	(1.9)	-
Net earnings	$ 15.1	$ 23.3	$ 28.3	$ 60.6
Basic and diluted earnings per share from continuing operations	$ 0.07	$ 0.11	$ 0.14	$ 0.28
Basic and diluted earnings per share	$ 0.07	$ 0.11	$ 0.13	$ 0.28
Average number of shares outstanding	220.0	219.4	219.8	219.4

Consolidated Statements of Retained Earnings
	three months ended September 30		six months ended September 30
(amounts in millions of Canadian dollars)	2003	2002	2003	2002
	(Unaudited)		(Unaudited)
Retained earnings at beginning of period as previously reported	$ 537.8	$ 471.2	$ 531.2	$ 446.8
Adjustment for change in accounting policies (Note 1)	-	-	-	(6.4)
Retained earnings at beginning of period as restated	537.8	471.2	531.2	440.4
Share issue costs (net of taxes of $2.4 million) (Note 4)	(5.1)	-	(5.1)	-
Net earnings	15.1	23.3	28.3	60.6
Dividends	(6.6)	(6.6)	(13.2)	(13.1)
Retained earnings at end of period	$ 541.2	$ 487.9	$ 541.2	$ 487.9

Consolidated Statements of Cash Flow
	three months ended September 30		six months ended September 30
(amounts in millions of Canadian dollars)	2003	2002	2003	2002
	(Unaudited)		(Unaudited)
Operating activities
Earnings from continuing operations	$ 15.1	$ 23.3	$ 30.2	$ 60.6
Adjustments to reconcile earnings to cash flows from operating activities:
Amortization	16.7	14.8	34.9	33.1
Future income taxes	(3.8)	0.8	(7.5)	5.4
Investment tax credit	(7.9)	(3.9)	(12.1)	(7.8)
Other	7.1	1.0	(2.8)	(7.0)
Decrease (increase) in non-cash working capital (Note 6)	(12.3)	1.8	(86.2)	(78.4)
Net cash provided by (used in) continuing operating activities	14.9	37.8	(43.5)	5.9
Investing activities
Short-term investments, net	1.4	6.4	(2.3)	13.4
Capital expenditures	(33.5)	(57.8)	(58.7)	(130.9)
Proceeds from disposition of businesses	2.5	25.0	22.3	25.0
Proceeds from sale and leaseback of assets	90.4	92.2	122.5	92.2
Development costs	-	(3.9)	(2.8)	(8.6)
Deferred pre-operating costs	0.4	(3.7)	(0.3)	(5.8)
Other assets	0.1	(12.0)	(1.9)	(13.6)
Net cash provided by (used in) continuing investing activities	64.9	46.2	78.8	(28.3)
Financing activities
Proceeds from long-term debt	174.7	72.3	313.6	151.3
Repayments of long-term debt	(340.4)	(142.4)	(406.2)	(148.3)
Dividends paid	(6.4)	(6.6)	(12.9)	(13.1)
Common stock issuances	175.6	1.4	175.6	3.4
Share issue costs (Note 4)	(7.0)	-	(7.0)	-
Other	(1.7)	(4.0)	(1.8)	(4.9)
Net cash (used in) provided by continuing financing activities	(5.2)	(79.3)	61.3	(11.6)
Net cash provided by discontinued activities	-	2.3	3.3	2.6
Effect of foreign exchange rate changes on cash and cash equivalents	(0.6)	2.6	(1.9)	5.1
Net increase (decrease) in cash and cash equivalents	74.0	9.6	98.0	(26.3)
Cash and cash equivalents at beginning of period	41.1	52.9	17.1	88.8
Cash and cash equivalents at end of period	$ 115.1	$ 62.5	$ 115.1	$ 62.5

Supplementary Cash Flow information (Note 6)

Notes to Consolidated Financial Statements Note 1: Significant Accounting Policies

These interim consolidated statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) on a consistent basis with the Company's annual consolidated financial statements for the year ended March 31, 2003, except as noted below. For a full description of accounting policies, refer to the CAE Annual Report for the year ended March 31, 2003. Certain comparative figures have been reclassified to conform to the current presentation. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Effective April 1, 2002, CAE retroactively adopted the amendments to Canadian Institute of Chartered Accountants (CICA) Handbook Section 1650 Foreign Currency Translation. Accordingly, the Company no longer defers and amortizes the exchange gains or losses arising on translation of long-term foreign currency denominated items. Exchange gains or losses arising on translation of such items are now included in earnings as incurred. Consequently, prior years' financial statements were restated through a charge to fiscal 2003 opening retained earnings of $6.4 million, net of $2.8 million of taxes.

Effective April 1, 2003, CAE changed its accounting method pursuant to CICA Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments and began expensing prospectively its stock-based compensation. During the six months ended September 30, 2003, compensation cost for CAE's stock options was recognized in net earnings with a corresponding credit of $0.6 million to contributed surplus using the fair value based method of accounting for awards that were granted in May 2003. For the six months ended September 30, 2002, no stock based employee compensation expense for stock options was reflected in net earnings as all stock options granted had an exercise price equal to the fair market value of the underlying common stock. In addition, for the same period last year, CAE adopted the pro forma disclosure based on the recommendations of CICA Section 3870 as if the fair value based accounting method had been used to account for stock based compensation cost.

The Black-Scholes valuation model was used to determine the fair value of options granted in May 2003. The following outlines the assumptions used in the calculation:

six months ended September 30	2003
Dividend yield	1.29%
Expected volatility	41.5%
Risk-free interest rate	5.75%
Expected life (years)	6
Number of options granted	3,516,220
Weighted average fair value of options granted	1.65

On April 1, 2003, the Company prospectively adopted the CICA Handbook Section 3063, Impairment of Long-lived Assets. The new section requires the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value. No impairment losses for long-lived assets were recorded in the first half of fiscal 2004.

On April 1, 2003, the Company prospectively adopted the CICA Handbook Section 3475 Disposal of Long-lived Assets and Discontinued Operations which requires that assets classified as held for sale be measured at the lower of carrying value and fair value less disposal costs. Assets classified as held for sale are not to be amortized while classified as such. It also requires that the results of operations of a component of an enterprise that has been disposed of by either sale or abandonment be reported as discontinued operations. A component of an enterprise comprises operations and cash flows that can be clearly distinguish, operationally and for financial reporting purposes, from the rest of the enterprise.

In the first half of fiscal 2004, the Company sold three businesses already classified as discontinued operations (Note 3). There were no other disposal activities relating to long-lived assets by the Company for the six month period ending September 30, 2003.

Notes to Consolidated Financial Statements Note 2: - Business Acquisitions

On March 31, 2003, the Company completed a technology investment in the marine navigation business by acquiring all of the issued and outstanding shares of the Norway-based Hitec Marine Automation AS (Hitec). No cash consideration for the purchase of the shares was needed. NOK 8.9 million were incurred for acquisition and integration costs. These costs were accounted for as additional goodwill. The business provides marine navigation products and capabilities for both naval and commercial marine markets. This technology investment complements the Company's existing marine products and capabilities.

The allocation of the purchase price of Hitec is based on management's estimate of the fair value of assets acquired and liabilities assumed. Allocation of the purchase price involves a number of estimates as well as gathering of information over a number of months. This estimation process has been completed and changes to goodwill are presented below.

During fiscal 2002, the Company completed four strategic acquisitions, two of which accelerated the Company's move into aviation training, one which signifi- cantly improved the Company's access to the US defence market and one which provided immediate entry into the commercial marine control systems market. A summary description of each acquisition follows:

On April 2, 2001, the Company acquired all of the issued and outstanding shares of BAE Systems Flight Simulation and Training Inc. (BAE Systems) located in Tampa, Florida, for a total cash consideration of US$76.0 million. The business has a well-established position in the US defence market for the manufacture of transport and helicopter simulation equipment and has significant training and support service activities for both civil and military markets.

On August 1, 2001, the Company acquired all of the issued and outstanding shares on Valmarine AS of Norway (Valmarine), for a cash consideration of NOK 238.6 million and a CAE share issuance of NOK 125.4 million, based on the average closing price of CAE's shares for the 10 days prior to August 1st. Valmarine is the global leader for marine control systems for the commercial market.

On August 24, 2001, the Company acquired all of the issued and outstanding shares of the Netherland-based Schreiner Aviation Training B.V. (Schreiner) for total cash consideration of Euro 193.4 million. The business provides simulator and ground-school civil aviation training.

On December 31, 2001, the Company acquired all of the issued and outstanding shares of SimuFlite Training International Inc. (SimuFlite), based in Dallas, Texas, for a total cash consideration of US$210.9 million. In addition, equipment in the amount of US$54.0 million was sold and leased back. SimuFlite is the world's second largest provider of business aviation training.

These acquisitions were accounted for under the purchase method and their operating results have been included from the respective acquisition dates. The net assets acquired were summarized as follows as at March 31, 2003:

(amounts in millions)	BAE Systems	Valmarine	Schreiner	SimuFlite	Subtotal	Hitech Marine Automation	Total
Current assets	$ 36.2	$ 16.3	$ 15.3	$ 23.0	$ 90.8	$ 5.6	$ 96.4
Current liabilities	(65.8)	(8.7)	(37.0)	(8.2)	(119.7)	(13.3)	(133.0)
Property, plant and equipment	59.0	0.5	167.9	262.0	489.4	0.1	489.5
Intangible assets
Trade names	-	3.2	-	37.1	40.3	-	40.3
Customer relations	-	9.8	66.0	29.2	105.0	-	105.0
Customer contractual
agreements	-	2.3	2.2	3.6	8.1	-	8.1
Other intangibles	2.5	3.1	-	7.0	12.6	1.2	13.8
Goodwill	104.2	40.4	102.8	106.3	353.7	1.6	355.3
Future income taxes	36.6	(3.9)	(34.2)	15.1	13.6	4.8	18.4
Long-term debt	(17.3)	-	(23.1)	(52.4)	(92.8)	-	(92.8)
Long-term liabilities	(36.1)	-	-	-	(36.1)	-	(36.1)
	119.3	63.0	259.9	422.7	864.9	-	864.9
Less: Sale and leaseback
of assets	-	-	-	(86.2)	(86.2)	-	(86.2)
Shares issued (note 11)	-	(21.1)	-	-	(21.1)	-	(21.1)
Total cash consideration:	$ 119.3	$ 41.9	$ 259.9	$ 336.5	$ 757.6	$ -	$ 757.6

The net assets of Schreiner, SimuFlite and approximately 10% of the net assets of BAE Systems (including goodwill of $209.8 million) are included in the Civil Simulation and Training segment. The balance of the net assets of BAE Systems (including goodwill of $93.8 million) is included in the Military Simulation and Training segment. Net assets of Valmarine and Hitec (including goodwill of $38.4 million) are included in the Marine Controls segment.

The goodwill on the SimuFlite acquisition is the sole deductible goodwill for tax purposes.

There were certain adjustments to the assets and liabilities recorded in fiscal 2003 for three of the businesses acquired. For Valmarine, the adjustment related to the final evaluation of other intangible assets. With Schreiner, the adjustment pertained to the accounting for simulators that were being built at the time the acquisition was completed. For SimuFlite, the adjustment resulted from a purchase price arbitration settlement, which occurred in fiscal 2003. Hitec Marine Automation was adjusted in the first quarter of fiscal 2004, with the final evaluation of the tax liabilities, and then again in the second quarter with the final evaluation of the integration costs.

The adjustments made in fiscal year 2003 and 2004 to the purchase price equation are summarized as follows:

	year ended March 31, 2003			six months ended September 30, 2003
(amounts in millions of Canadian dollars)	Valmarine AS	Schreiner	SimuFlite	Hitech Marine Automation	Total
Current assets	$ (0.1)	$ -	$ (2.7)	$ -	$ (2.8)
Current liabilities	-	(1.0)	(6.0)	0.7	(5.4)
Property, plant and equipment	-	-	3.2	-	3.2
Intangible assets	7.3	-	-	-	7.3
Goodwill	(2.9)	(11.6)	1.9	(0.7)	(13.3)
Future income taxes	(4.3)	(2.2)	-	-	(6.5)
Long-term debt	-	13.9	(3.3)	-	(10.6)
Total cash consideration:	$ -	$ -	$ (6.9)	$ -	$ (6.9)

Notes to Consolidated Financial Statements Note 3: Discontinued Operations

On February 2, 2000, the Board of Directors approved a plan to divest the Cleaning Technologies and Energy Control Systems businesses. On December 18, 2001, the Board also approved a plan to divest the Forestry Systems business segment. As a result, the results of operations and the financial position of these business segments have been reported separately in the consolidated statements of earnings and the consolidated balance sheets (together the "Discontinued Operations").

On May 31, 2000, the Company completed the sale of substantially all the assets of the Energy Control Systems business to SNC-Lavalin Inc.

On February 28, 2002, the Company completed the sale of two of CAE's five Cleaning Technologies operations. The Company sold the shares of CAE Ransohoff Inc., of Cincinnati, Ohio and CAE Ultrasonics Inc., of Jamestown, New York to the management of these operations. The total consideration was initially US$21.4 million, comprised of US$9.2 million cash and a holdback of US$1.6 million payable 120 days from closing with the balance in the form of a long term subordinated note receivable. The total consideration was subject to adjustment based on an audit of the closing statement of financial position. In fiscal 2003, the audit was completed and certain issues remain in dispute. An adjustment to reduce the previously recorded consideration by US$2.2 million with a corresponding reduction in the holdback and a reduction in the long-term subordinated note has been recorded based on management's best estimate.

On March 28, 2002, CAE completed the sale of its fibre screening business to the Advanced Fiber Income Fund (AFT) for cash proceeds of $162.0 million. Following the closing of this transaction, certain issues arose in connection with the income tax planning with respect to the foreign operations of AFT, and the partial termination of its defined benefit pension plan for the transferred employees. CAE recorded in its loss from Discontinued Operations in fiscal 2003 an additional after tax cost of $3.2 million (tax amount - $1.1 million) for these adjustments.

On June 28, 2002, CAE sold the shares of CAE Cleaning Technologies Plc to the management of these operations for a note receivable of $1.2 million.

On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems segment for a cash consideration of $25.0 million and a further estimated payment at $10.0 million based on the operating performance of the company in the three year period following the closing date.

On April 30, 2003, CAE completed the sale of certain assets of its German Cleaning Technologies operations for a cash consideration of Euro 25,000, approximating book value. Subsequent to completing the sale, CAE incurred post acquisition costs with respect to the transfer of employees resulting in an after-tax charge recorded in its results of Discontinued Operations of $1.9 million (tax amount - $1.0 million).

On May 2, 2003, CAE completed the sale of its remaining Forestry Systems business to Carmanah Design and Manufacturing Inc. A cash consideration of $19.8 million was received on closing. The consideration was increased by a further $0.5 million post closing based on the final amount of working capital. In addition, the Company is entitled to receive further consideration based on the performance of the business over the 30 month period following the closing. No value has been ascribed to this additional consideration in these financial statements.

On July 31, 2003, CAE completed the sale of substantially all the assets of its last remaining Cleaning Technology business, Alpheus Inc. to Cold Jet Inc. of Cincinnati, Ohio. The total consideration was US$2.5 million, comprised of cash consideration of US$0.5 million and a promissory note of US$2.0 million due and payable in two equal installments, the first, which was received 30 days after the closing date, and the second on the first anniversary of the closing date.

Summarized financial information for the discontinued operations is as follows:

	three months ended September 30		six months ended September 30
(amounts in millions of Canadian dollars)	2003	2002	2003	2002
	(Unaudited)		(Unaudited)
Revenue
Cleaning Technologies	$ 0.8	$ 5.6	$ 1.7	$ 12.6
Forestry Systems	-	20.6	3.1	50.6
	0.8	26.2	4.8	63.2
Net loss from Cleaning Technologies after measurement date,
net of tax recovery (2003 - $1.0; 2002 - Nil)	-	-	1.9	-
Net loss from discontinued operations	$ -	$ -	$ 1.9	$ -

(amounts in millions of Canadian dollars)	as at September 30, 2003		as at March 31, 2003
	Forestry Systems	Cleaning Technolo- gies	Forestry Systems	Cleaning Technolo- gies
		(Unaudited)		(Audited)
Current assets	$ -	$ -	$ 11.5	$ 7.9
Property, plant and equipment, net	-	-	2.7	3.7
Goodwill	-	-	16.0	4.8
Other assets	-	-	0.8	2.6
	-	-	31.0	19.0
Assets of discontinued operations	$ -	$ -	-	$ 50.0
Current liabilities	-	-	12.8	0.1
Other liabilities	-	-	0.9	4.1
	$ -	$ -	$ 13.7	$ 4.2
Liabilities of discontinued operations		$ -		$ 17.9

Notes to Consolidated Financial Statements Note 4: Capital Stock
	as at September 30, 2003		as at March 31, 2003
(amounts in millions of Canadian dollars, except number of shares)	Number of shares	Stated Value	Number of shares	Stated Value
	(Unaudited)		(Audited)
Balance at beginning of period	219,661,178	$ 190.5	218,955,780	$ 186.8
Shares issued (a)	26,600,000	175.0	-	-
Stock options exercised	115,500	0.6	650,776	3.5
Stock dividends	48,182	0.3	54,622	0.2
Balance at end of period	246,424,860	$ 366.4	219,661,178	$ 190.5

(a)

On September 30, 2003, the Company issued 26,600,000 common shares at a price of $6.58 per share, for cash proceeds of $175.0 million before share issue costs of $5.1 million (net of income taxes of $2.4 million). The $5.1 million includes $0.5 million of accrued fees.

Notes to Consolidated Financial Statements Note 5: Letters of Credit and Guarantees

As at September 30, 2003, CAE had outstanding letters of credit and performance guarantees in the amount of $213.8 million (March 31, 2003 - $195.1 million) issued in the normal course of business. These guarantees are issued under standby facilities available to the Company through various financial institutions.

The advance payment guarantees are related to progress/milestone payments made by our customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by CAE and at the satisfaction of the customer. It represents 10% to 20% of the overall contract amount. The customer releases the Company from these guarantees at the signature of a certificate of completion. The operating lease obligation provides credit support for the benefit of the owner participant in the September 30, 2003 sale and leaseback transaction.

(amounts in millions of Canadian dollars)	as at September 30, 2003	as at March 31, 2003
	(Unaudited)	(Audited)
Advance payment	$ 143.9	$ 159.9
Contract performance	34.3	32.4
Operating lease obligation	33.0	-
Others	2.6	2.8
TOTAL	$ 213.8	$ 195.1

Notes to Consolidated Financial Statements Note 6: Supplementary Information Cash provided by (used in) non-cash working capital:
	three months ended September 30		six months ended September 30
(amounts in millions of Canadian dollars)	2003	2002	2003	2002
	(Unaudited)		(Unaudited)
Accounts receivable	$ 26.6	$ 30.1	$ 49.8	$ 25.0
Inventories	(4.7)	6.7	(32.8)	1.4
Prepaid expenses	(18.3)	(0.1)	(16.3)	(3.2)
Accounts payable and accrued liabilities	(8.6)	7.0	(84.9)	(55.3)
Deposits on contracts	(12.0)	(47.4)	(9.1)	(59.1)
Income taxes recoverable	4.7	5.5	7.1	12.8
Decrease (increase) in non-cash working capital	$ (12.3)	$ (1.8)	$ (86.2)	$ (78.4)

Interest paid	$ 7.4	$ 3.2	$ 22.0	$ 14.2
Income taxes paid	$ 2.9	$ 2.3	$ 5.8	$ 5.0

Foreign exhange gain	$ 0.4	$ 3.3	$ 7.1	$ 9.9

Notes to Consolidated Financial Statements Note 7: Business and Geographic Segments The Company's significant business segments include:

(i)	Civil Simulation and Training - a world-leading supplier of civil flight simulators and visual systems, and a provider of business and civil aviation training.
(ii)	Military Simulation and Training - a premier supplier of military flight and land-based simulators, visual and training systems.
(iii)

Marine Controls - a world leader in the supply of automation and control systems for the naval and commercial markets. The business also provides naval training systems and designs and manufactures power plant training simulators and systems.

Each operating segment is led by a senior executive, offers different products and uses different technology and marketing strategies. The Company evaluates performance based on operating earnings before interest and income taxes and uses capital employed to assess resources allocated to each segment. Capital employed includes accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets less accounts payable and accrued liabilities, deposits on contracts and contingent consideration due to acquisitions included in other long-term liabilities.

Financial information on the Company's operating segments is shown in the following table:

Business Segments
(amounts in millions of Canadian dollars)	As at September 30, 2003	As at March 31, 2003
	(Unaudited)	(Audited)
Capital employed
Civil Simulation and Training	$ 1,008.2	$ 1,156.9
Military Simulation and Training	285.4	247.7
Marine Controls	143.4	122.9
Other	5.4	(9.7)
Total capital employed	$ 1,442.4	$ 1,517.8
Cash	115.1	17.1
Short-term investments	4.9	2.6
Income taxes recoverable	32.7	25.7
Accounts payable and accrued liabilities	328.2	413.3
Deposits on contracts	90.9	101.2
Future income taxes - short-term	2.1	3.5
Future income taxes - long-term	84.6	85.7
Long-term liabilities	150.0	139.6
Assets of discontinued operations	-	50.0
Total assets	$ 2,250.9	$ 2,356.5
Total assets by segment
Civil Simulation and Training	$ 1,309.2	$ 1,474.3
Military Simulation and Training	450.8	442.6
Marine Controls	200.6	214.8
Assets of discontinued operations	-	50.0
Other	290.3	174.8
	$ 2,250.9	$ 2,356.5
Additions and adjustments to goodwill
Civil Simulation and Training	$ (11.3)	$ (4.9)
Military Simulation and Training	(6.8)	(7.1)
Marine Controls	(3.1)	3.3
Other	(1.5)
	$ (22.7)	$ (8.7)
Additions and adjustments to intangible assets
Civil Simulation and Training	$ (6.5)	$ 6.1
Military Simulation and Training	(0.2)	(0.2)
Marine Controls	(1.6)	12.1
	$ (8.3)	$ 18.0

	three months ended September 30		six months ended September 30
(amounts in millions of Canadian dollars)	2003	2002	2003	2002
	(Unaudited)		(Unaudited)
Capital expenditures
Civil Simulation and Training	$ 28.4	$ 56.2	$ 53.6	$ 116.4
Military Simulation and Training	2.2	1.5	1.0	3.7
Marine Controls	2.9	0.1	4.1	10.8
	$ 33.5	$ 57.8	$ 58.7	$ 130.9
Amortization of property, plant and equipment
Civil Simulation and Training	$ 9.1	$ 6.8	$ 19.2	$ 17.9
Military Simulation and Training	2.2	2.8	5.8	5.6
Marine Controls	0.4	0.7	0.8	1.5
Other	0.6	-	0.6	-
	$ 12.3	$ 10.3	$ 26.4	$ 25.0
Amortization of intangible assets
Civil Simulation and Training	$ 1.7	$ 2.0	$ 3.5	$ 3.8
Military Simulation and Training	(0.1)	-	-	-
Marine Controls	0.5	0.6	1.0	1.1
	$ 2.1	$ 2.6	$ 4.5	$ 4.9
Amortization of other assets
Civil Simulation and Training	$ 0.5	$ 1.6	$ 2.2	$ 2.8
Military Simulation and Training	1.0	0.3	1.0	0.4
Marine Controls	-	-	-	-
Other	0.8	-	0.8	-
	$ 2.3	$ 1.9	$ 4.0	$ 3.2
Revenue from external customers based on their location
Canada	$ 30.6	$ 18.4	$ 60.3	$ 40.5
United States	74.6	80.4	144.7	163.4
United Kingdom	26.1	34.5	56.4	76.7
Germany	26.6	18.9	48.3	41.0
Other European countries	38.9	45.5	82.5	73.6
Other countries	49.3	54.6	96.8	132.9
	$ 246.1	$ 252.3	$ 489.0	$ 528.1

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